State of California
Secretary of State



I, DEBRA BOWEN, Secretary of State of the State of California, hereby certify:

That the attached transcript of ___1__ page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.



IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

NOV 2 0 2008

DEBRA BOWEN
Secretary of State

Sec/State Form CE-107 (REV 1/2007)

| LLC-1 | File # **2 0 0 8 3 2 3 1 0 1 2 0** |



State of California
Secretary of State

LIMITED LIABILITY COMPANY
ARTICLES OF ORGANIZATION

A $70.00 filing fee must accompany this form.

IMPORTANT – Read instructions before completing this form.

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

NOV 1 7 2008

This Space For Filing Use Only

ENTITY NAME (End the name with the words "Limited Liability Company," or the abbreviations "LLC" or "L.L.C." The words "Limited" and "Company" may be abbreviated to "Ltd." and "Co.," respectively.)

1. NAME OF LIMITED LIABILITY COMPANY

LAUNCHPOINT INNOVATIONS, LLC

PURPOSE (The following statement is required by statute and should not be altered.)

2. THE PURPOSE OF THE LIMITED LIABILITY COMPANY IS TO ENGAGE IN ANY LAWFUL ACT OR ACTIVITY FOR WHICH A LIMITED LIABILITY COMPANY MAY BE ORGANIZED UNDER THE BEVERLY-KILLEA LIMITED LIABILITY COMPANY ACT.

INITIAL AGENT FOR SERVICE OF PROCESS (If the agent is an individual, the agent must reside in California and both items 3 and 4 must be completed. If the agent is a corporation, the agent must have on file with the California Secretary of State a certificate pursuant to Corporations Code section 1505 and item 3 must be completed (leave item 4 blank).

3. NAME OF INITIAL AGENT FOR SERVICE OF PROCESS

Michael E. Pfau

4. IF AN INDIVIDUAL, ADDRESS OF INITIAL AGENT FOR SERVICE OF PROCESS IN CALIFORNIA

	CITY	STATE	ZIP CODE
Reicker Pfau Pyle & McRoy 1421 State St., Suite B	Santa Barbara	CA	93101

MANAGEMENT (Check only one)

5. THE LIMITED LIABILITY COMPANY WILL BE MANAGED BY:

☐ ONE MANAGER

☑ MORE THAN ONE MANAGER

☐ ALL LIMITED LIABILITY COMPANY MEMBER(S)

ADDITIONAL INFORMATION

6. ADDITIONAL INFORMATION SET FORTH ON THE ATTACHED PAGES, IF ANY, IS INCORPORATED HEREIN BY THIS REFERENCE AND MADE A PART OF THIS CERTIFICATE.

EXECUTION

7. I DECLARE I AM THE PERSON WHO EXECUTED THIS INSTRUMENT, WHICH EXECUTION IS MY ACT AND DEED.

11/17/08
DATE

Michael E. Pfau
SIGNATURE OF ORGANIZER

Michael E. Pfau
TYPE OR PRINT NAME OF ORGANIZER



LLC-1 (REV 04/2007)

APPROVED BY SECRETARY OF STATE